Exhibit 99.9

Tower One Wireless Corp.
600-535 Howe Street
Vancouver, BC V6C 2Z4

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) Tower One Wireless Corp. (the “Company”) provides the following Notice of Change of Auditors:

Date of Termination and Appointment: March 7, 2017

1.	Former Auditor’s resignation: Davidson & Company LLP, the former auditors of the Company, have resigned at the Company’s request effective March 7, 2017.

2.

Approval by the Board of Directors: The board of directors of the Company has considered and approved the decision of management of the Company to request the resignation of Davidson & Company LLP and has appointed Manning Elliott LLP as successor auditor of the Company effective March 7, 2017.

3.	Reservation and Reportable Events: The audit reports on the Issuer’s financial statements for the two most recently completed fiscal years did not contain any modifications.

4.

In the opinion of the Company, there have been no “reportable events” (as defined in NI 51-102), which may have been a contributing factor in the decision to appoint Manning Elliott LLP as successor auditors of the Company.

5.

The Company therefore requests that each of Davidson & Company LLP and Manning Elliott LLP in a letter addressed to the Commissions, state whether or not they agree with the information contained in this Notice, with a copy of each such letter to be received by the undersigned within 10 days of their receipt of this Notice, in addition to providing the undersigned with the same document in PDF format acceptable for filing through SEDAR.

Dated at Vancouver, this 7th day of March 2017

Tower One Wireless Corp.
Per:

____________________________

Brian Gusko, Chairman